12g Exemption #82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

05011246

TSX VENTURE: TSA

SUPPL

PRESS RELEASE

September 07, 2005

Trans America Provides Update on Uranium Acquisition Program in Western U.S.

The Company is pleased to provide an update on its uranium acquisition program in the Western U.S. which is focused on assets with historical resources and known exploration potential.

Certain tracts of land within previously established target areas have been acquired, forming a base from which to expand the Company's holdings. In total, approximately 35,500 acres have been staked or leased thus far. In addition, extensive geologic and engineering data have been acquired on several uranium districts that are known to contain multi-million pound uranium deposits.

Exploration drilling logs and related data in the Company's exclusive possession indicate strong potential to extend the ore trend of a mine complex of uranium deposits, currently owned by others, containing an estimated 25 million pounds of historic (non-43-101 compliant) U_3O_8 resources. Approximately 4,500 acres have been acquired along the projected trend of this major complex and negotiations are under way to expand the Company's holdings.

The majority of the properties acquired so far in the Western U.S are In-Situ-Leach (ISL) type situations. However, the Company's growing exploration portfolio also includes properties containing breccia pipes that typically grade 0.5% U_3O_8 (10 pounds) per ton. These situations are very economical to explore and develop given the vertical distribution of uranium values in the pipes, their proximity to surface, and amenability to conventional heap leach techniques.

Trans America President, John K. Campbell notes that "in most cases, work on these properties terminated abruptly with the collapse of the uranium market in the 1980s. So expanding known resources to production thresholds will become a priority once our land position has been firmly secured."

"We are fortunate to be working with a seasoned group of technical partners who are very familiar with these areas and this has certainly worked to our advantage in what is a highly competitive business environment," he adds.

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"Our partners have been involved in the discovery and subsequent development of multi-million pound uranium deposits that were economically attractive before the collapse of the uranium market and are even more so today," he emphasizes.

An immediate priority for the Company will be the preparation of National Policy Instrument 43-101 compliant reports on the properties being acquired. With this objective in mind, Mr. Geoffrey S. Carter, P.Eng has been contracted by the Company to prepare qualifying reports that comply with this national standard. He will be visiting several of the properties in the coming weeks.

TRANS AMERICA INDUSTRIES LD.,
John K. Campbell

President

The TSX Venture Exchange has not reviewed or does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca

12g Exemption # 82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

TSX VENTURE: TSA

PRESS RELEASE

September 08, 2005

Trans America Clarifies Statement Made in September 7, 2005 News Release

In a News Release dated September 7, 2005 regarding the acquisition of uranium prospects in the Western United States, the Company's President said that, "expanding known resources to production thresholds will become a priority once our land position has been firmly secured."

Trans America Industries wishes to clarify this ambiguous reference by confirming that it is unable at this time to verify the existence of "known resources" on the properties and hereby retracts the statement.

The Company also wishes to caution investors and others from relying on that particular statement or its inferences in making investment decisions.

In the above-referenced News Release, the Company also advised that Geoffrey S. Carter P. Eng., a qualified person pursuant to National Policy Instrument 43-101, had been engaged to prepare 43-101 compliant reports on the properties being acquired. However, the Company failed to state that the News Release in question had been reviewed and approved for release by Mr. Carter.

TRANS AMERICA INDUSTRIES LD.,
John K. Campbell

President

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca